Exhibit 12

FORTUNE BRANDS HOME & SECURITY, INC. AND SUBSIDIARIES

COMPUTATIONS OF RATIO OF

EARNINGS TO FIXED CHARGES

(Dollar amounts in millions)

	Three Months Ended March 31,	Fiscal Year Ended December 31,
	2015	2014	2013	2012	2011*
Earnings available for fixed charges:
Income from continuing operations before taxes	$62.2	$391.9	$310.5	$135.2	$26.2
Add fixed charges included in earnings:
Interest expense	$3.4	10.5	7.0	8.5	26.3
Interest element of rentals**	3.2	13.0	12.3	12.0	11.7

Total	6.6	23.5	19.3	20.5	38.0
Total earnings available for fixed charges	$68.6	415.4	329.8	155.7	64.2

Fixed charges:
Fixed charges included in earnings	$6.6	23.5	19.3	20.5	38.0
Capitalized interest	—	—	0.2	0.2	0.1

Total fixed charges	$6.6	23.5	19.5	20.7	38.1

Ratio of earnings to fixed charges	10.4	17.7	16.9	7.5	1.7

*	Ratio of earnings to fixed charges shown for period since the completion of the spin-off of Fortune Brands Home & Security, Inc. from Fortune Brands, Inc.

**	The interest portion of rental expense is estimated to be equal to one-third (1/3) of such expense, which is considered to be a reasonable approximation of the interest factor.